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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2007

                         Commission File Number 1-14840

                                 AMDOCS LIMITED

                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    FORM 20-F     [X]          FORM 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    YES [ ]                    NO  [X]

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      On January 9, 2007, Amdocs Limited ("Amdocs") and a wholly-owned subsidiary of Amdocs entered into an Agreement (the "Amendment") amending the Share Sale and Purchase Agreement dated July 18, 2006 relating to the acquisition of Cramer Systems Group Limited ("Cramer") by Amdocs, as amended. Amdocs completed its acquisition of Cramer on August 14, 2006. The Amendment provides for certain corrections and clarifications to the Share Sale and Purchase Agreement relating to Cramer.

      The foregoing description of the Amendment is not complete and is qualified in its entirety by reference to the Amendment, which is filed as
Exhibit 99.1 hereto and is incorporated herein by reference.

      The Amendment has been included to provide information regarding its terms. It is not intended to provide any other factual information about Amdocs. Such information can be found in the other public filings Amdocs makes with the Securities and Exchange Commission, which are available without charge at www.sec.gov.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    AMDOCS LIMITED


                                    /s/ Thomas G. O'Brien
                                    -----------------------------------
                                    Thomas G. O'Brien
                                    Treasurer and Secretary
                                    Authorized U.S. Representative


Date: January 10, 2007


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                                  EXHIBIT INDEX

EXHIBIT NO.      DESCRIPTION

99.1             Agreement, dated January 9, 2007, amending the
                 Share Sale and Purchase Agreement relating to Cramer
                 Systems Group Limited dated July 18, 2006, by and among Amdocs Limited, Amdocs Astrum Limited and certain shareholders of Cramer Systems Group Limited, as amended.